UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On April 24, 2025 the Dali City People’s Court issued a ruling, (the “Execution Order”) attached as Exhibit 10.1, regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary CN Energy Group. Inc. (the “Company”). The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

The foregoing summaries of the Execution Order and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and are incorporated herein by reference

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EXHIBITS

Exhibit No.	Description
10.1	Execution Order - (2025) Yun 2901 Enforcement No. 2467-1
10.2	Purchase Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 6-K filed October 6, 2022, SEC File Number 001-39978)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: August 14, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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